Teachers Insurance and Annuity Association of America	Rachael M. Zufall
College Retirement Equities Fund	Director & Associate General Counsel
8500 Andrew Carnegie Boulevard	Asset Management Law
Charlotte, NC 28075	(704) 988-4446 (tele)
(704) 988-1615 (fax)
rzufall@tiaa-cref.org

September 29, 2011

John Ganley, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 48 to Registration Statement on Form N-1A (File Nos. 333-76651 and 811-09301)

Dear Mr. Ganley:

          On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 48 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 44, which was filed with the Securities and Exchange Commission (“SEC”) on July 15, 2011 (the “initial filing”).

          Most of the changes made in the Amendment were in response to your comments on the prospectuses and Statement of Additional Information (SAI) included in the initial filing for the Global Natural Resources Fund (the “Fund”), as relayed to me by telephone on August 31, 2011. Set forth below are responses to the staff’s comments on the initial filing.

          Soon after this filing, we will also file an acceleration request as correspondence, which will ask the Staff to accelerate the effectiveness of this amendment to 4:30 PM ET, September 30, 2011. This request is being made so we can make material changes to the Registration Statement by adding the Fund’s commodities policy and correcting its EDGAR class identifiers and still become effective at 4:30 PM ET, September 30, rather than 60 days after this Amendment’s filing.

Statutory/Summary Prospectuses

          1. With respect to the second paragraph on the cover of the summary prospectus that reads:

An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investor can lose money in the Fund and the Fund could perform more poorly than other investments,”

Please either remove this paragraph as it is not required under the summary prospectus portion of Form N-1A or provide us with a justification for its inclusion, including whether any other regulatory entity requires its inclusion.

          Because these Funds could potentially be sold through an insured depository institution, we intend to keep this paragraph per Form N-1A, Item 4(b)(1)(iii).

          2. In the principal investment strategies section of the Summary Prospectus, please expand upon what the Fund considers as an issuer being “engaged in” the natural resources sector.

          We have added the word “primarily” to the existing phrase “engaged in the ownership, [development,] [Note: we plan to add “development” here for the 485A filing] exploration, production, distribution or processing of natural resources…” We note that other existing natural resources funds have a similar wording in their 80% test.

          3. Please include disclosure in the principal investment strategies section of the Summary Prospectus that clarifies that the Fund will have significant investments in foreign issuers.

          We have revised this sentence to state: “Under normal circumstances, the Fund will invest over 40% of its assets in foreign issuers, including investments in issuers listed in at least three countries outside the United States.” as opposed to the current sentence: “The Fund may invest in both domestic and foreign issuers and will maintain investments in at least three countries including the United States.”

          4. Please include a statement in the principal investment strategies section of the Summary Prospectus regarding the range of market capitalizations of issuers in which the Fund plans to invest.

          We have added the following sentence to this section: “The Fund may invest in issuers with various levels of market capitalization.”

          5. Please provide more information on the Fund’s policy on not investing in certain companies with operations in Sudan.

          After discussions with a few specific companies with operations in Sudan, the Fund’s adviser decided to implement a policy to not invest (or disinvest) in such companies due to the unproductive nature of these engagements. Further details on this policy and the affected companies are available at our corporate website,

www.tiaa-cref.org. Because these companies may otherwise be eligible for investment by the Fund due to their natural resources activities, we thought it important to mention this restriction in the principal investment strategy section of the Fund’s Summary Prospectus. As noted in the Prospectus, this restriction only applies to certain companies, not all companies with operations in Sudan.

          6. Please remove the last sentence from the “Redeeming Shares” section of the Summary Prospectus that describes the Fund’s redemption fee policy as such disclosure is not required under Form N-1A.

          Although this sentence is not specifically required in summary prospectuses, we believe it is important to remind investors of the possible incurrence of a redemption fee upon certain redemptions. Therefore, we have kept this sentence in the Summary Prospectus for the Fund.

          7. Please remove the entire “Exchanging Shares” section from the Summary Prospectus as such disclosure is not required under Form N-1A.

          Although this section is not specifically required in summary prospectuses, we believe it is important to refer to exchanges in the Summary Prospectus as this is commonly referred to in investment company materials as one of the three main types of fund transactions. However, we have combined this section with the preceding section “Redeeming Shares” to reduce the aggregate amount of transaction disclosure in the summary prospectus.

SAI

          8. Please include an affirmative fundamental policy on the Fund’s investment in commodities.

          We have restated this policy to read as follows: “The Fund (other than the Global Natural Resources Fund) will not purchase commodities or commodities contracts, except to the extent futures are purchased as described herein. The Global Natural Resources Fund will invest in commodities and commodities-related instruments as permitted under applicable securities, commodities and tax regulations.”

          We have also deleted the lead-in phrase to Policy #5 since it is no longer needed.

          9. Please correct the lead-in language to Fundamental Policy #11 to reflect that the Real Estate Securities Fund and Global Natural Resources Fund are addressed in this policy.

          We have made this change.

          10. Please confirm that the information on other directorships provided in the chart listing Registrant’s Trustees includes information for the past five years.

          We can confirm that the Trustee chart does disclose all public company (as defined in the Form) directorships held by any Trustee of the Registrant during the past five years.

* * * * *

          The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

          If you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall

Rachael Zufall

cc: Stewart P. Greene
Managing Director and General Counsel, TIAA-CREF